UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Interactive Brokers Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45841N 107
(CUSIP Number)

Thomas Peterffy
IBG Holdings LLC
One Pickwick Plaza
Greenwich, CT 06830

Copy to:
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 45841N 107
1	NAMES OF REPORTING PERSONS
IBG Holdings LLC I.R.S. Identification No. 35-2296543

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
325,960,034 (1)

	8	SHARED VOTING POWER
Not applicable

	9	SOLE DISPOSITIVE POWER
Not applicable

	10	SHARED DISPOSITIVE POWER
Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,960,034 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, IBG Holdings LLC, as the sole holder of the 100 outstanding shares of the issuer’s Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings LLC holds 325,960,034 IBG LLC membership interests.

CUSIP Number 45841N 107
1	NAMES OF REPORTING PERSONS
Thomas Peterffy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,311(1) 326,036,626 (2)

	8	SHARED VOTING POWER
Not applicable

	9	SOLE DISPOSITIVE POWER
10,076,592 (1) (2)

	10	SHARED DISPOSITIVE POWER
Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,311 (1) 326,036,626 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Mr. Thomas Peterffy redeemed 10,000,000 shares in IBG Holdings LLC on October 30, 2020, as more particularly described in in the prospectus supplement filed on Form 424b5 (File No. 333-240121) (the “Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) on October 30, 2020.  In the redemption transaction, IBG Holdings LLC acquired 10,000,000 shares of the Class A Common Stock from the issuer and these 10,000,000 shares were distributed in-kind to Mr. Thomas Peterffy in partial redemption of his interest. Mr. Thomas Peterffy previously owned 311 shares of the issuer’s Class A Common Stock.

(2)
Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, Mr. Thomas Peterffy, through the ownership of his revocable trust of the voting membership interest in IBG Holdings LLC, beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly is entitled to the number of votes equal to the number of IBG LLC membership interests held by IBG Holdings LLC at any given time. As of the date of this statement, IBG Holdings LLC holds 325,960,034 IBG LLC membership interests.

Mr. Thomas Peterffy is the Chairman and President of Balance for Freedom, a private non-operating foundation established by Mr. Peterffy. The foundation owns 76,281 shares of the issuer’s Class A Common Stock.  Although Mr. Thomas Peterffy may control the disposition of these shares, he has no beneficial ownership in the shares.

(3)
As described above, Mr. Thomas Peterffy acquired 10,000,000 shares of issuer’s Class A Common Stock on October 30, 2020. Together with his previously owned shares, these shares represent approximately 11.1% of the outstanding shares of Class A Common Stock and approximately 2.4% of the voting power of the issuer. In addition, through his revocable trust’s ownership of the voting membership interests in IBG Holdings LLC, Mr. Thomas Peterffy beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly holds approximately 78.2% of the voting power of the issuer through such ownership and he controls voting shares through his private foundation. In total, Mr. Thomas Peterffy holds approximately 80.6% of the voting power of the issuer.

Introductory Note: This Amendment No. 7 to the Schedule 13D (this “Amendment”) filed by IBG Holdings LLC (“IBG Holdings”) and Thomas Peterffy (together with IBG Holdings, the “Reporting Persons”) relates to the  acquisition and distribution of 11,710,608 shares of Class A Common Stock of Interactive Brokers Group, Inc. (the “Company”) by the Reporting Persons on October 30, 2020. This Amendment amends and supplements the Schedule 13D filed on May 17, 2007, which has been previously amended on November 18, 2013, October 24, 2014, July 24, 2015, July 28, 2016, July 28, 2017, and July 27, 2018 (the “Schedule 13D”) with respect to the Class A Common Stock of the Company. Except as specified in this Amendment, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

The third paragraph of Item 1 is hereby amended and restated to read as follows:

Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the “Restated Charter”), IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings holds 325,960,034 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 78.2% of the voting power of the Company. Mr. Thomas Peterffy, through his revocable trust’s ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock, which represent approximately 78.2% of the voting power of the Company.

The following paragraph is hereby added to Item 1:

On October 30, 2020, consistent with the terms of that certain Exchange Agreement entered into by and among the Company, IBG Holdings and IBG LLC and the former members of IBG LLC, previously filed as exhibit 99.3 to this Schedule 13D on May 17, 2007, as amended by that certain amendment previously filed as exhibit 10.1 to the Form 8-K filed on June 12, 2012 and as further amended by that certain amendment filed as an exhibit 10.1 to the Form 10-Q on November 9, 2015, IBG Holdings acquired 11,710,608 shares of Class A Common Stock from the Company in exchange for 11,710,608 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the tax receivable agreement between IBG Holdings and the Company and previously filed as exhibit 10.3 to Form 10-Q on June 15, 2007 (the “TRA”). Such 11,710,608 shares of Class A Common Stock represent approximately 12.9% of the outstanding shares of Class A Common Stock and approximately 2.8% of the voting power of the Company. IBG Holdings, immediately after receipt, distributed such shares in-kind to certain of its members in partial redemption of their IBG Holdings shares.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraph:

On October 30, 2020, IBG Holdings acquired 11,710,608 shares of Class A Common Stock in exchange for 11,710,608 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the TRA. IBG Holdings, immediately after receipt, distributed such shares in-kind to certain of its members in partial redemption of their IBG Holdings shares. It is intended that the shares of Class A Common Stock acquired by the redeeming members will be sold in open market transactions  pursuant to Rule 10b5-1 trading plans, more fully described in “Item 6—Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer” of this report.

Item 5.	Interest in Securities of the Issuer

Paragraph (b) of Item 5 is hereby amended and restated to read as follows:

(b) Rows (7) through (10) of the cover pages to the Schedule 13D/A set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

Paragraph (c) of Item 5 is hereby supplemented by adding the following paragraph:

On October 30, 2020, IBG Holdings acquired 11,710,608 shares of Class A Common Stock in exchange for 11,710,608 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the TRA. There were no other transactions in the Class A Common Stock by the Reporting Persons during the last sixty days.

Paragraph (d) of Item 5 is hereby supplemented by adding the following paragraph:

Certain current and former employees of the Company and its subsidiaries also elected the redemption of a portion of their membership interests in IBG Holdings and therefore received shares of the issuer on October 30, 2020. The redeeming members included the following executive officers and directors of the Company (number of Class A Common Stock received by such member in parentheses).

•	Thomas Peterffy, Chairman and Founder (10,000,000)
•	Thomas A.J. Frank, Executive Vice President (1,000,000)
•	Limited liability company for the benefit of Paul J. Brody, Chief Financial Officer (253,332)

See discussion below under Item 6 for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph under subheading “Voting” of Item 6 is hereby amended and restated to read as follows:

Pursuant to the Restated Charter, IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. Except as otherwise provided by law and the Restated Charter, the Company’s shares of Class A Common Stock and Class B Common Stock vote together as a single class. As of the date of this statement, IBG Holdings holds 325,960,034 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 78.2% of the voting power of the Company. Such percentage voting power is anticipated to decrease over time as a result of the exchange and redemption pursuant to the Exchange Agreement. Mr. Thomas Peterffy, through his revocable trust’s ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock which represent approximately 78.2% of the voting power of the Company.

The following paragraphs are hereby added to Item 6 under the subheading “Voting”:

On October 30, 2020, IBG Holdings acquired 11,710,608 shares of Class A Common Stock for sale for the benefit of certain of its members who elected to redeem a portion of their IBG Holdings membership interests. The shares of Class A Common Stock were acquired in exchange for 11,710,608 membership interests owned by IBG Holdings in IBG LLC and represent approximately 2.8% of the voting power of the Company. These shares of Class A Common Stock were immediately distributed in-kind to certain of IBG Holdings members that elected to redeem shares. The redeeming members included the following executive officers and directors (number of shares of Class A Common Stock in parentheses):

•	Thomas Peterffy, Chairman and Founder (10,000,000)
•	Thomas A.J. Frank, Executive Vice President (1,000,000)
•	Limited liability company for the benefit of Paul J. Brody, Chief Financial Officer (253,332)

IBG Holdings holds approximately 78.2% of the voting power of the Company. Mr. Thomas Peterffy, through his revocable trust’s ownership of the voting membership interests in IBG Holdings, his personal ownership, and shares held through a private foundation established by Mr. Peterffy, holds in the aggregate approximately 80.6% of the total voting power of the Company.

The following paragraph is hereby added to Item 6:

Rule 10b5-1 Trading Plans

On October 30, 2020, Mr. Thomas Peterffy adopted a Rule 10b5-1 trading plan (the “TP Plan”) to sell the 10,000,000 (ten million) shares of Class A Common Stock received in partial redemption of his interest in IBG Holdings as described elsewhere in this form. Pursuant to the TP Plan, Mr. Thomas Peterffy will sell up to 20,000 shares of the Company’s Class A Common Stock per trading day at prevailing market prices, subject to the terms of the TP Plan and the limits contained in SEC Rule 144. It is expected the Rule 144 volume limitations will initially cause the TP Plan to sell less than 20,000 shares per day. The transactions will occur until the earlier of the date on which all shares are sold, July 31, 2022 or the TP Plan is terminated in accordance with its terms and applicable law. All transactions under the plans will be disclosed  publicly in accordance with applicable securities laws, rules and regulations through appropriate filings with the SEC, as applicable.

Additionally, on October 30, 2020, a limited liability company indirectly for the benefit of Paul J. Brody, and Thomas A.J. Frank each adopted Rule 10b5-1 trading plans to sell 253,332 and 1,815,458 shares, respectively, of Class A Common Stock received in partial redemption of their respective interests in IBG Holdings. Dr. Frank’s trading plan also includes shares he received in partial redemption of his interest in IBG Holdings in prior years.

Under the terms of these plans, Mr. Brody (through his LLC) and Dr. Frank each intend to sell the shares of Class A Common Stock over time at prevailing market prices, subject to the terms of their respective plans and SEC Rule 144. Neither Mr. Brody nor Dr. Frank will have any control over the timing of the stock sales under their respective plans. The transactions will occur until the earlier of the date on which all shares are sold, July 20, 2021 or the plans are terminated in accordance with its terms and applicable laws. All transactions under the plans will be disclosed  publicly in accordance with applicable securities laws, rules and regulations through appropriate filings with the SEC, as applicable.

Item 7.	Material to be Filed as Exhibits

None

[signature page to follow]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2020	IBG HOLDINGS LLC

	By:	/s/ Thomas Peterffy
Name: Thomas Peterffy
Title: Managing Member

Dated: November 9, 2020

/s/ Thomas Peterffy
Thomas Peterffy